

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3720

October 27, 2016

Thomas M. Rutledge
President and Chief Executive Officer
Charter Communications Operating, LLC
400 Atlantic Street
Stamford, CT 06901

> **Re:     Charter Communications Operating, LLC and
> Charter Communications Operating Capital Corp.
> Registration Statement on Form S-4
> Filed October 7, 2016
> File No. 333-214024**

Dear Mr. Rutledge:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp, Attorney-Adviser, at (202)551-6971 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications